John P. Nolan
Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
December 22, 2007
Dear Mr. Nolan,
This letter will serve as our formal response to the inquiries in your letter of December 13, 2007.
As you have correctly noted at the time of the filing of our 10KSB for 2006 our disclosures regarding our Investment portfolio indicated our intention to hold all securities in the portfolio until maturity. This was an accurate representation of our intention at that time.
On April 27, 2007 our company entered into an agreement to market our Millersburg Banking Office which, at the time, had roughly $45 million in Loans and $27 million in deposits. This decision was born out of our asset liability strategy to improve overall liquidity and our capital strategy to deploy capital against our best economic opportunities. At the time of this decision there was no discussion or anticipation of changes to our intent, with respect to our securities.
On June 6, 2007 the company entered into a definitive agreement with First Knox National Bank for the sale of the Millersburg Banking Office and substantially all deposits and assets. The transaction, in part, advanced our goal of positively impacting liquidity and capital. The agreement called for a September 21, 2007 close and conversion date for the sale. At this time no substantive conversations had occurred within our management team, our Asset Liability Committee or with our Board of Directors as to a change in strategy regarding our investment portfolio.
During the months of June and July we began modeling balance sheet and income statement changes on a “post-sale” basis. On July 12, 2007 our Asset Liability Committee met and one of the items discussed was the opportunity available to improve the overall yield of the investment portfolio. At that time we determined that we would model potential sales from within the portfolio to determine possible costs, “payback” rates and overall income improvements. We also committed to monitor rates and spreads for the purpose of improving the accuracy of our modeling. No definitive action was approved at this point. On July 17, 2007 the bank’s board of directors reviewed the report of the Asset Liability Committee, including the possibility of taking action with respect to the Investment portfolio.

Mr. Nolan
SEC
December 22, 2007

From July 17, 2007 through the end of August as we modeled the earnings performance of the company and the overall structure of the balance sheet, it became increasingly apparent that margin compression was worsening and that loan demand was lessening.
The original design of the investment portfolio emphasized cash flow to fund loan growth. As we began to experience negative loan growth this design was no longer having the same positive impact. Coupled with shrinking loan demand was a worsening of credit quality within our markets and our bank. Believing that the bank was in the middle of what would become a prolonged credit turnaround and knowing that one of the likely results would be prolonged lower credit demand, it became apparent that a “re-tasking” of the investment portfolio was called for. At this time our intention shifted to transition the portfolio from a virtual single purpose (cash flows) to multipurpose (liquidity and income) portfolio. Our modeling conducted on August 23, 2007 indicated that our portfolio had an average yield of 3.5% and an average duration of 39 months against the opportunity to earn 5.25% or greater by increasing duration to 48 months. As the end of August approached it became apparent that the markets believed that a Fed Funds rate decrease was imminent, coupled with multiple opportunities to purchase higher yielding securities at acceptable durations, our conclusion was to restructure the portfolio. Consequently we called a special meeting of our Asset Liability Committee and Investment committee and met with our Accounting firm on August 24, 2007 to lay out the options we had available to us in order to understand any missed implications of this action. During this time (July and August) we had multiple conversations with our regulators (OCC) and accountants (Crowe Chizek) on a theoretical and contemplative basis.
On September 5, 2007 our Asset Liability and Investment Committee met again to review the final action plan to sell $13.1M in securities at a loss between $300,000 and $400,000 realizing yield improvement from 3.5% to 5.5% with an increased duration from 30 to 48 months. We acted on this over the next 9 days, concluding on September 14, 2007. We believed at this time and continue to believe that this restructure of the portfolio will serve the changed needs of the bank and we currently have no intention of trading any of these securities.
I believe the narrative above effectively answers your questions regarding timelines and why we believed we were acting appropriately when we concluded at December 31, 2006 that the securities portfolio had only a temporary impairment and unrealized loss position that would be recovered over the life of the securities involved and why the significant events that occurred between March 14, 2007 and September 30, 2007 changed this original intention.

Mr. Nolan
SEC
December 22, 2007

In regards to your second question, we consulted with the OCC regarding the potential changes to our investment portfolio during the same period that we were discussing our potential for loan loss. However these were separate and distinct conversations. Our conversations with the OCC regarding the investment portfolio focused on Interest Rate
Risk Management issues, liquidity issues and portfolio structure (duration, average life and yield). Our conversations regarding loan loss provision focused on our non-performing loans to capital ratios.
Ohio Legacy Corp recognizes that as the registrant we are responsible for the adequacy and accuracy of the disclosure in filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under securities laws of the United States.
Sincerely,
Michael Kramer
President and CEO
Cc; D. Plumly, Esq., Gregory Long, CPA, William Brewer and Gregory McClure; Crowe Chizek